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                             April 18, 2023

       Stephen Lam
       Chief Executive Officer
       mF International Limited
       Unit 1801, Fortis Tower, 77-79 Gloucester Road,
       Wan Chai, Hong Kong

                                                        Re: mF International
Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted April 7,
2023
                                                            CIK No. 0001940941

       Dear Stephen Lam:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 23, 2023 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Notes to Unaudited Condensed Consolidated Financial Statements
       2. Summary of Significant Accounting Policies
       Investment at fair value, page F-35

   1. We note your response to comment 4. Given the significant nature of your foreign currency investments,
list the different currencies and separately quantify the amount of each currency in order
for investors to have transparency into your foreign currency investments. Also,
provide disclosure in accordance with ASC 825-10-50-23.
 Stephen Lam
FirstName   LastNameStephen Lam
mF International  Limited
Comapany
April       NamemF International Limited
       18, 2023
April 218, 2023 Page 2
Page
FirstName LastName
General

2. Please update your financial statements to include audited financial statements for the fiscal year ended December 31, 2022.
3. Please include quantitative and qualitative disclosures about market risk in accordance with Item 11 of Form 20-F. We note you have significant foreign currency exchange rate risk.
        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Ying Li